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                             September 28, 2020

       Douglas J. Devine
       Chief Financial Officer
       iRhythm Technologies, Inc.
       699 8th Street, Suite 600
       San Francisco, CA 94103

                                                        Re: iRhythm
Technologies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed March 2, 2020
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2020
                                                            Filed August 7,
2020
                                                            File No. 001-37918

       Dear Mr. Devine:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended June 30, 2020

       Item 6. Exhibits, page 70

   1. We note that the certifications filed as Exhibits 31.1 and 31.2 exclude the introductory language regarding
internal control over financial reporting in the fourth paragraph and do not include paragraph
4(b). Please amend the filing to provide revised certifications that include the required
information. You may file an abbreviated amendment that is limited to the cover page,
explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications. Refer
to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation
                                                        S-K. This comment also
applies to your Form 10-Q for the quarterly period ended March
                                                        31, 2020.
 Douglas J. Devine
iRhythm Technologies, Inc.
September 28, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at
(202) 551-3616 with any questions.



FirstName LastNameDouglas J. Devine                       Sincerely,
Comapany NameiRhythm Technologies, Inc.
                                                          Division of
Corporation Finance
September 28, 2020 Page 2                                 Office of Life
Sciences
FirstName LastName